# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SilverCrest Metals Inc., CIK 0001659520
CUSIP: 828363101
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Suite 501, 570 Granville Street, Vancouver, British Columbia Canada (A1), V6c 3p1
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-21-001882
Filed by CIK 0001512920

## Reporting persons
- SPROTT INC.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,231,970; sole dispositive power 0; shared dispositive power 6,231,970; aggregate amount beneficially owned 6,231,970 (4.2% of the class)

## Item 1. Issuer
Name of issuer: SilverCrest Metals Inc.
Address of issuer's principal executive offices: 570 Granville Street, Suite 501, Vancouver, British Columbia V6C 3P1, Canada

## Item 2. Person Filing
Name of person filing: Sprott Inc.
Address of principal business office or, if none, residence:
Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, ON M5J 2J1
Canada
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 6,231,970
Percent of class: 4.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,231,970
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,231,970

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 4 are held in accounts managed by subsidiaries of Sprott Inc., none of which individually owns more than five percent of the Common Shares, no par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit A attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SPROTT INC.: By: /s/ Thomas Ulrich*, Thomas Ulrich / Authorized Person (02/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.